April 29, 2005


Mail Stop 4-6

Mr. Gary L. Bloom
Chairman of the Board, President and Chief Executive Officer
VERITAS Software Corporation
350 Ellis Street
Mountain View, California 94043

Re:	VERITAS Software Corporation

	Form 10-K for the year ended December 31, 2004
	File No. 0-26247

	Registration Statement on Form S-4
	Filed by Symantec Corporation on February 11, 2005
	File No. 333-122724

Dear Mr. Bloom:

      We have reviewed your correspondence relating to your 2003
Form
10-K and subsequent Forms 10-Q, as well as the filings noted above.
Please respond to our comments regarding your 2004 Form 10-K within
10 business days of the date of this letter. Where indicated, we think you should revise your documents in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is
to
assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of
our review.   Feel free to call us at the telephone numbers listed
at
the end of this letter.





FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004

Controls and Procedures

Evaluation of Disclosure Controls and Procedures, p.56

1. We note management`s conclusion that as a result of the material weakness discussed under "Management`s Report on Internal Control Over Financial Reporting," your disclosure controls and procedures were not effective as of December 31, 2004. Please revise this section to better explain the conditions that caused management to determine that a material weakness existed. For example, while we note that management identified deficiencies related to manual order entry processes and software revenue recognition review, it is unclear what type of effect such deficiencies had on your financial reporting. You state in the second full paragraph on page 57 that these deficiencies "resulted in errors in accounting for software revenue recognition," but neither the nature nor the quantified effect of such errors is clear. Please revise and supplementally provide us with information regarding the quantified effect of these errors on both an annual and quarterly basis.

Remediation Steps to Address Material Weakness, p.57

2. Please revise this section to disclose the timeline for implementation of all of the steps you plan to take to address the material weakness identified by your management and indicate the costs associated with such implementation.

3. Please revise to better explain the types of automated controls you plan to add to your order processing system and how such controls will help to enhance your internal control over financial reporting.

REGISTRATION STATEMENT ON FORM S-4

4. The Form S-4 regarding your merger with Symantec should be revised to include prominent disclosure indicating that your controls were not effective as of December 31, 2004. Such disclosure should include a comprehensive discussion of the type of material weakness identified by management and the corrective actions you plan to take in response thereto.


*	*	*	*	*



	You may contact Stephen Krikorian at (202) 942-2959 if you have questions or comments on the financial statements and related matters. Please contact Sara Kalin at (202) 942-2986 with any other questions. If you require further assistance you may contact me at
(202) 942-1800.

							Sincerely,



							Barbara Jacobs
							Assistant Director

CC:	Via Facsimile
	Mr. William H. Hinman, Jr., Esq.
	Mr. Gregory M. King, Esq.
	Simpson Thacher & Bartlett LLP
	3330 Hillview Avenue
	Palo Alto, California 94304
	Telephone:  (650) 251-5000
	Facsimile:  (650) 251-5002



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Mr. Gary Bloom
April 29, 2005
Page 1